Companhia Vale do Rio Doce (CVRD)

CVRD-Inco Press Conference Call

October 24, 2006

Linda Smith

Roger Agnelli, CEO CVRD

Scott Hand, CEO Inco

Fernando Thompson, Moderator, CVRD

W. Alexander, Bloomberg News

Eric Wegedly, Eglobe and Mail [phonetic]

Stuart Hasselbeck, Bloomington Post [phonetic]

Stan Sudall, Northern Life [phonetic]

Rita Vermont, [inaudible] TV

LINDA SMITH: Good morning, my name is Linda Smith and welcome to the CVRD-Inco press conference and welcome to our guests for listening to the webcast.

I will now read a legal disclaimer. This press release may be deemed to be solicitation material in respect of CVRD's proposed tender offer for the shares of Inco. On August 14, CVRD filed a tender offer statement on Schedule TO (containing an offer to purchase and a takeover bid circular) with the United States Securities and Exchange Commission. CVRD, if required, will file other documents regarding the tender offer with the SEC.

Investors and shareholders are urged to read the takeover bid circular, the schedule to and any other relevant documents filed or that will be filed with the SEC when they become available because they contain important information about the offer for the common shares of Inco. These documents will be available without charge on the SEC's website at www.sec.gov. Free copies of the documents can also be obtained by directing a request to Kingsdale Shareholder Services Inc., The Exchange Tower, 130 King Street West, Suite 2950, P.O. Box 361, Toronto, Ontario, by telephone to 1-866-381-4105 or 416-867-2272 (Overseas), or by email to: contactus@kingsdaleshareholder.com.

This webcast may contain elements that express management's expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian and Canadian economies and securities markets, which may exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD's actual results to differ from expectations reflected in forward-looking statements, please see CVRD's reports filed with the Brazilian

Securities and Exchange Commission and the U.S. Securities and Exchange Commission.

For today's event, we will hear from Roger Agnelli, president and CEO of CVRD, and Scott Hand, CEO of Inco. Please join me in welcoming both gentlemen. After the formal remarks are concluded, we will have a limited amount of time for questions and answers. The formal remarks will be in English, however, for the question and answer session, Mr. Agnelli would prefer to respond in Portuguese. To facilitate this request, the event is being simultaneously translated in English and Portuguese. Please use the audio devices on your chairs to hear the translations. Plug the earphones into the control and push "volume up" and "channel 1" for English and "channel 2" for Portuguese. We will have two standing microphones, as you can see, for the question and answer session. If you wish to ask a question, please line up at one of the two aisle microphones and one question, one supplementary, please. If you have additional questions, please reenter the line. Again, we have limited time so please keep your questions as [inaudible] possible.

Fernando Thompson from CVRD will moderate the session. When Fernando calls upon you, please state your name and media affiliation, to whom you are addressing your question. This identification will help the translator and allow a webcast listener to follow the discussion. Thank you for your cooperation. I would now invite Roger Agnelli to deliver his remarks followed by Scott Hand.

ROGER AGNELLI: Good morning, everyone. It is a pleasure for us to be with you and with Scott Hand and his team. Today is a historical day for CVRD and for Inco. CVRD is the largest mining company in the world. We are growing. We are the best. We have the best office there in Brazil. High quality, [inaudible] reserves and has the best people there working for CVRD.

Inco is the largest nickel producer in the world. High quality, very good and very talented people work for the company. It's growing very much. Both companies together, we can really have a very nice and very good future for our companies. So, this is a historical day for us. To be here, in Canada, for CVRD, is an honor. Canada is a mining country. The history of Canada has a lot of things to do with mining, and it's a privilege to be here and to be with Inco Mining here in Canada. It's a great country, has great people and we understand that we needed to respect the culture, the differences but we need to put together the balance. We need to put together the difference. I think we are going to be successful in this goal, in this [inaudible].

CVRD is not considering that we are acquiring Inco, but in fact, we are, but what we would like to do is put together the both companies to a better future for both to develop our projects. To see that all of our projects that we have in Brazil, here in Canada, in Indonesia or in New Caledonia, worldwide. Both companies is going to be bigger and better. This is our point of view.

Inco has knowledge, technology, we are looking for knowledge and technology. We don't have overlap in our operations. CVRD is diversified in terms of production and in terms of [inaudible]. We are present to be in 16 different countries. Inco is a global mining company. Equally, it is the leading company in nickel in the world in terms of technology and both companies together with [inaudible] we are going to be a great success. I don't want to expand too much my speech here, but I would like to convey that we are committed with growth, with social responsibility issues, environmental issues. We are a [inaudible] company in Brazil. We follow the strictest rules in terms of environmental in Brazil and in all the other countries that we are present. Here it's not going to be different to that. Inco has a very high [inaudible] in terms of social development in terms of environmental [inaudible] and I think we can have knowledge, we can put together knowledge to make everything better and faster. This is our goal. Other countries we are going to respect. Of course, countries are meant to be respected, to be honored and we are [inaudible] everything. In terms of commitment, Inco has made in the past year we are going to respect. We are going to honor all these commitments. We are fully committed with Canada. We understand that we are here, we needed to develop the best relationships with communities, unions, everybody. This is the Brazilian way to do things. Easy, neatly, without any big changes and evolutions. What we are looking for is just to make things better for Inco, for CVRD, for Canada, for Brazil, for Indonesia, for New Caledonia, for China, for Japan, for Europe, European countries – even for Brazil. This is our commitment, simple that's it. Let's work, work together. Let's go, let's try to create a great company, not big company, but a great company and I'm sure that we can do that.

I would like to say thank you very, very much for Scott Hand, he's supporting us very much. He's open to discuss and to facilitate our process to [inaudible] to analyze or to build a new strategic plan for the company. His team and – Scott and his team – they have been doing a very good job, a great job. The company's doing very well. We don't need to be in a hurry to change things. The company's doing well and making money. It's growing. It's updated, it's leading the industry with leading technology. So, we don't need to change. We don't need to be in a hurry to change or to make any kind of revolution. This company is doing well. [inaudible] is doing well. There is no regret among our operations. Let's put everybody together and let's work. That's it. Scott, congratulations, congratulations in this outstanding company. It's a great company and we are really honored to be here, to be with your people with your [inaudible] working together. It's really important for CVRD. It's very important for our people. In Brazil, everybody is really happy with this [inaudible]. Our [inaudible], they are saying [inaudible], can you imagine that – what we can do? [inaudible] together makes it better, makes it better. Thank you very much.

SCOTT HAND: Thank you, Roger, and I'm delighted to welcome Roger here to Canada and his team, they're all sitting down here in the front. You'll get to know them pretty well. For us at Inco, it's been the end of a long period of uncertainty, but very importantly, I think it started a very exciting future. I want to start by acknowledging the 12,000 employees around the world. It's been a bit of a roller coaster over the past year, but they've shown great patience, they've kept steady results focusing on safety and, as Roger said, delivered some pretty good business results with a record quarter last quarter. But I can say for every Inco employee, we're very proud to be a part of the best nickel organization in the world, and together with CVRD, we're proud to be carrying the Inco name into the next century.

So for the hundreds of customers also around the world, and believe me, we value our customers a lot as I know CVRD does, the name Inco will continue to be synonymous with nickel. Here in Canada, we've been a familiar part of the business scene for over 100 years, and we will continue, as you heard from Roger, to play a very prominent role, continue to provide jobs for Canadians; opportunities, careers, in the high tech world of nickel mining.

As you heard from Roger, support for the communities in Sudbury, Thompson, Manitoba, Newfoundland and Labrador, that will continue. Developing leading edge technology and processes and products, which we so, that will continue. We will continue to lead the world in growing at PT Inco in Indonesia, at Goro in New Caledonia, and very importantly, to bring a new high standard of environmental work and also working with the communities. The difference is it will now be a start of a larger and a great company CVRD. And over the past few weeks, I have gotten to know Roger and his team. I was in Rio, they've been here. We've gotten to know each other a lot better. I've been very impressed with what I've seen. They are a dynamic, determined team. Roger says he's going to learn from us and we're going to learn from them as well. They've taken their company to the top tier in the mining industry. I believe that the value that CVRD has are very much in line with ours in terms of our people, the environment, the community, all the things you heard Roger talk about. The combination, therefore, of the two companies, CVRD and Inco, will create a truly impressive global company in world mining all over the world. So for our customers, our employees, our union, the communities where we work, I'm convinced that this is a very positive move. So on speaking on behalf of Inco, we look forward to a great future together, and very importantly, we've got to get started. Thank you.

FERNANDO THOMPSON: Good morning, my name is Fernando Thompson [inaudible] of CVRD [inaudible] we have, internally, some Brazilians in all America Latina watching from the Internet. So, we need the translation. Thanks for your help. [Inaudible translation.]

TRANSLATOR: Answer the questions, I'm sorry, and he will listen to your questions and that's how – he will speak in Portuguese because in Brazil they are following on the Internet. The president, Scott, will answer in English and the translation will be into Portuguese. First, the question has to be in microphone so that it can follow and then identify yourself because we have to meet with each other and we have to know each other better. First question.

[inaudible] were the plans of investment of Inco and where the resources come from, Inco or of the CVRD operations?

Well, the resources will come from both companies. We have the cash and offer to pay for the projects that we have and our intention is to accelerate these projects and we have in Manitoba. This mine is operating very well. Nickel was the better standard possible. Now he has the microphone. So, in Manitoba and Thompson, everything is running fine. So, our intention is to accelerate these projects there. There is a big synergy with the projects in Brazil and here. In Newfoundland everything is going fine. We have a way to search some synergy with Falcon Bridge [phonetic], this is historic, so we'll be searching for these synergies that will be important for the company and in Indonesia, PT Inco will have a reserve of excellent product. This expansion is to accelerate the studies and accelerate the operations too. And in Goro and in New Caledonia it's to accelerate maximum we can and as soon as the project is finished that will be better for New Caledonia and it will be better for Inco and CVRD and for the [inaudible] also because there is a lack of a production in nickel. The volume of investment in nickel industry will be low because of the new reserve and then for the volume of investment that requires for the new project so, we will then talk to all the professionals, Inco and CVRD, and we'll see how we'll do that. And resources, market is good and will remain good for the next year. All the projects are financed by the cash flow with Inco now, CVRD – that will be – will have loans from banks that will reduce this leverage level. So, investments in Brazil and in other countries where CVRD is operating have not suffered any reduction. It will have – will have resources there and will have our budget fine, so if in fact it was [inaudible] we, the [inaudible] of both companies will – together it's a fantastic future. It's a brilliant future and will be stronger, will be quicker, will be faster, we'll have more knowledge. So this market is growing all over the world and for consumption of nickel, stainless steel, this is an expanding market so all the producers of steel all over the world are big and they are clients of CVRD. So we have positive work to be doing together and to expand this company and we'll be sure to have a big company and they will have resources to put this project to be a reality as soon as possible.

UNIDENTIFIED MAN: Can you guarantee that CVRD won't sell any assets, whether it be Inco assets or any of your own held from fundless transactions?

ROGER AGNELLI: We are [inaudible], we are not telling. We're not going to sell anything – any assets [inaudible] of Inco. All are very good. The quality, the size are very good. So we don't want to sell anything. In Brazil we don't need to sell. We have a very strong financial situation. We don't need to sell. We don't need to sell anything to fund this transaction. So, [inaudible] assets. Cash generation. We are very strong. We are in a very good market. [inaudible] is very good, nickel is very good, copper is very good. The future is very good for these commodities. So, I don't see any, any problem. We are very disciplined. We are very conservative.

We are not betting anything. We are acquiring Inco because we believe that this is something we can really afford, we can really make it better. That's what we are [inaudible]. So there is no problem in terms of financials, in terms of sales of assets, nothing like that.

UNIDENTIFIED MAN: And can you just give us an update on where your talks with Estrada [phonetic] are in terms of a joint venture and when you think you might have that and how much cost savings you can make from that?

ROGER AGNELLI: Inco has been talking with Falcon Bridge since long, long, long time. We have a very close relationship with Estrada people, Mick Davis and Ivan [phonetic] from Planco [phonetic]. We have [inaudible]. This is something that we can gain with synergies. Let's talk about that. First we needed to finalize this transaction and then we need to sit down with them and start to talk. I think they are open to talk about that. It's good for them, it's good for us, it's good for everybody, so [inaudible] money. That's good.

FERNANDO THOMPSON: [inaudible]

W. ALEXANDER: W. Alexander, Bloomberg News. Just in regards to the executive changes and the appointments of the chief operating officer for CVRD-Inco. Will Scott Hand be that position or have you made any announcements in regards to that?

ROGER AGNELLI: We are not looking for these changes. Of course there are some professionals that they are going to be retired in the end of this year. For example, Peter Jones who is going to be retired; and yesterday we announced for CVRD-Inco people the promotion of Mr. Cutifani, Mark Cutifani, they are going to be the COO of CVRD [inaudible]. Scott Hand is continuing to be the CEO rather than NCO of CVRD-Inco. We are not changing anything right now and I believe that we bought the assets and we bought, of course, the knowledge – Inco – the knowledge of the company. So we would like to keep everybody there working, improving the day-by-day operation. So, what we are doing right now, what we want to do right now, is just to know better Inco – the strategy. We needed to finalize the budge for next year and Scott told me that next year's going to be better than this year. So, we needed to finalize the budge for 2007, we needed to draw the new statistic [inaudible] for the company, for this new company. We would like to count on everybody from Inco and, of course, from CVRD's side also. So, we are establishing [inaudible] with people from – or directors, managing directors from Inco. We are working with subcommittees to know better, to understand better the operations. To understand better the strategies and put together both strategies in order to speed up the growth. This is the projection. In Brazil we used to say that – I will say that in Portuguese – translated – you have a hard time right now [inaudible translation].

FERNANDO THOMPSON: Another question.

ERIC WEGEDLY: I'd like to ask Mr. Agnelli two questions. The first is if [inaudible] prices remain this high, nickel, I think, is at a 19 year high, how long would it take you – or take CVRD to pay off the debt associated with the Inco takeover?

ROGER AGNELLI: This high? Really? Very, very quickly. I believe that China is growing and it's going to grow more for the next years. Our market is very strong. The commodities prices are the highest right now – are in the highest right now. Of course, we needed to analyze everything long-term, not the short-term. We are very comfortable. The price that we paid or we are paying for Inco's share is the whole price, is the fair price? Of course, we are thinking of the future. We are very comfortable that we are going to pay back or to reduce the leverage soon, very, very soon. In two or three years I believe that we are going to be in the same level of leverage that we are today with Inco's acquisition. So we have our concerns about that. We have a very strong cash flow, a very strong [inaudible]. The market is very strong. Everything is positive. So, what we need to do is just work, work, work. Work makes it better and speeds up the growth.

ERIC WEGEDLY: The other question, I would love to get your view on global consolidation in mining. Do you think it's going to stop for a while or is it just getting started?

ROGER AGNELLI: Global consolidation, if it's something that the results are to make things better or make the growth stronger. I think it's positive. I don't see any change in the future. I think consolidation is a reality. Even if [inaudible], of course, and if you take and you analyze these things they have been consolidating since the beginning of the 90s in Europe, in the United States, in Asia – they are going to continue to consolidate [inaudible]. All the [inaudible] intensive [inaudible] industries, they are going to consolidate. I think this is a necessity because the size of the investment is – the cash requirement for new investments is very big. I think it's a matter of efficiency, it's a matter of productivity, the matter of [inaudible] the market. So, I believe that this trend is a continuous trend to consolidate businesses.

ERIC WEGEDLY: Thank you.

FERNANDO THOMPSON: Another question.

STUART HASSELBECK: Hi, the name is Stuart Hasselbeck, I work at the Bloomington Post. You were offered by bankers something in the vicinity of $30 billion, and I think you needed some [inaudible] half that to do the transaction. Can you describe the conversations that took place that you had to turn down $13 billion for [inaudible]?

ROGER AGNELLI: We are not thinking of buying anything else. It's enough, it's enough. We have a very good relationship with banks [inaudible] around the world. CVRD is very disciplined with our balance sheet. We don't want to work leverage. We want to work with a very low leverage. We have been investing to gain these credits since 2000. To reach the investment rate position was a [inaudible] for us. We reached it two years ago. We want to keep these ratings, the investment ratings. It's important for our company. It's very important for our Brazilian company, of course. CVRD became the first Brazilian company to achieve the investment break [phonetic] position. Before the country, Brazil is not an investment [inaudible] country and CVRD is an investment [inaudible] company. We have a very strong pipeline of projects. All of our business is very solid business. We are the leader in this industry. Chinese [inaudible] is demanding more aluminum, copper, we pray everyday for China to keep growing, to continue to grow. It's very important for our business. China [inaudible]. So, this is the best. We are very confident that we are cautious about leverage. I used to work for a bank. I had been working for the banking industry for 21-22 years – [inaudible] leverage, so we don't [inaudible] reduce the leverage as soon as possible. At the beginning they offered $30-35 billion of credit. [inaudible] I'm very happy. [inaudible] of course, we are going to utilize only exactly the money to pay the acquisition of the shares tomorrow or maybe next week. So, the maximum amount of money that we are going to utilize for this transaction is US$18 billion, maximum.

FERNANDO THOMPSON: Next question.

STAN SUDALL: I'm Stan Sudall, columnist for a Sunday paper, Northern Life. Can you just expand a little bit on just what the next year Sudbury Basin is going to see in regards to new mines coming on stream or the volume of [inaudible] you might be putting into Sudbury Basin? Oh, sorry, I just wanted to know in the next year could you elaborate on what – how much investment might be going into the Sudbury Basin mines or if new mines are coming on stream in the next year.

SCOTT HAND: We want to grow. We want to increase nickel production because the market needs it. We can't fill all the needs of our customers right now and so what you're going to be seeing in Sudbury is increased production. It will mean over time some new mine development. You all know that we are looking at the top of the mine as a new mine in Sudbury. It's one that we'll be talking about if our friends at CVRD decide – I think it's fair to say that Inco was focused a lot on growth outside of Canada, being in Indonesia, in New Caledonia, and of course we have [inaudible]. Now we're certainly – and now Brazil, that's right. Two great projects in Brazil. Sorry. Exactly right. I've got to start thinking about myself and CVRD. But we're certainly in the back and saying why can't we get more production out of the greatest ore body in the world, Sudbury. And I think you're going to see that. And also, you're going to see growth in Thompson and Manitoba. We're already having good results up there and Thompson and Manitoba who's got a much longer life ahead of us than any people had thought before.

FERNANDO THOMPSON: We have time for [inaudible] question.

RITA VERMONT: Rita Vermont from [inaudible] TV. How can you ensure that coming in from Sudbury that you will aggressively pursue

[inaudible] of Sudbury, the community and the community mining hub?

SCOTT HAND: I'm sorry, I'm just not hearing you, I think it's my age, you know. Could you repeat it please?

RITA VERMONT: Rita Vermont from [inaudible] TV. How will you, coming into the Sudbury area as a new [inaudible], how will you ensure that you are meeting Sudbury's commitment to aggressively pursue [inaudible] of Sudbury – let me word this [inaudible]. I think I had it right the first time. How are you going to continue to [inaudible] Sudbury's [inaudible] in the mining community?

SCOTT HAND: Sudbury's what [inaudible]?

RITA VERMONT: Sudbury's growth and [inaudible] in the mining community.

SCOTT HAND: Well, as you know, CVRD has agreed to support all the initiatives that go on in Sudbury as a mining cluster and those sorts of things, and so they're right behind that and that was one of the commitments they made to invest in Canada. But they would have done it anyway. I know because that's the right thing to do. They're fully supportive of what we are doing in the environment and as you know, we're continuing to reduce our sulfur dioxide emissions with the new roasting process we're bringing in. And then further, a new converting process to reduce emissions. So, CVRD wouldn't be buying Inco if they didn't think the assets were great and could grow. That's what Roger said. And Sudbury is one of the jewels of the Inco crown and therefore, this is very positive for the future of Sudbury.

ROGER AGNELLI: We assume some end commitment for growth is good for us. End commitment, not [inaudible] keep the same level of employment. It's good. [inaudible]. So, in terms of environmental technology, we are developing a lot of new things there in Brazil and I believe that working together, CVRD and Inco people here in Canada we can develop much faster environmental concerns. Something that mining business needs to have or to approach [inaudible] business for the company. Relationships with communities, very important. It's core business for a mining company. So, we are very cautious or we work with these different approach or different issues carefully. It's very important to our mining company to have a very good and very strong relationship with the community transferring, straightforward, inward trying to develop a strategic plan for these regions. Of course, mining is not forever, so reserves are not forever. One day maybe, or certainly one day the mine finish. So we need to work together with the community, how we can develop better projects. How to prioritize the solutions of specific problems. Environment, if something is not going well it' a liability, a big liability. Inco is or was or CVRD-Inco is really responsible, is really concerned about environmental procedures. So we would like to be the best company in this regard also.

FERNANDO THOMPSON: Your next question.

UNIDENTIFIED MAN: [inaudible]. Just to follow up on the lending situation, CVRD hasn't had the hedge to satisfy the [inaudible] lenders.

SCOTT HAND: You mean satisfy –

UNIDENTIFIED MAN: Yes, fix the price going forward for nickel, or are you just going to sell nickel at the market price for the next –

ROGER AGNELLI: No, we work with other instruments that is available in the market to guarantee a stable balance sheet, or stable results for the following year. So in terms of copper, maybe we could have [inaudible] in copper but this [inaudible] day-by-day but the decisions that we make are a gamble. In terms of financials, we are in a very good position. And copper is not a key operation, it's not the cash component for CVRD. The main business is [inaudible] and we are growing and we are generating a lot of cash. So, we had this just to guarantee or just to stabilize our resources for the next year.

FERNANDO THOMPSON: Okay, Chris.

UNIDENTIFIED WOMAN: [Inaudible translation.]

FERNANDO THOMPSON: This is one question about labor relations. In Canada, are you going to follow Canada? Are labor relations comparing to Brazil [inaudible]?

I think that each country has its own characteristics and it's only our case. The reality here in Canada, of course, we have to respect it whether it's the market or reality, the union relationships. Unions are very strong here in Canada and of course, we are going to respect it. We are going to follow the marker so that we will always transparent, very open in dealing with the unions. I don't see any problems. [inaudible] unions are very strong as well, but we also have the same attitude of openness. There are specific issues that we deal with them. There is a specific reality in Brazil and we try not to mix things – oranges with apples. So we keep things – and also let's not forget that the union movement has a tendency to globalize, to become a world strength. So, each country has its own regulations and analogies. The degree of costs, of complexity, so I think it's the market in the end that will define and I will say CVRD has a wonderful relationship with the unions. We do, we try to keep a very good relationship with all the unions in Brazil. Thank God, things have happened very well so far. We are a company that we deal well – we treat our employees very well. I'm proud to say that. And here in Canada, we know that Inco has a very good relationship with it's own employees and unions. So we pay salaries according to the market, it's obvious. I see a very positive – I don't even see problems but we will certainly respect each country's individual characteristics.

UNIDENTIFIED MAN: [inaudible].

ROGER AGNELLI: Since the very beginning, we announced that our group is to acquire 100% of the Inco shares. So, of course, [inaudible] Stock Exchange and we acquired 100%. This is our goal. And we are looking for that.

UNIDENTIFIED MAN: [Inaudible translation.] Thank you very much.

FERNANDO THOMPSON: Just a minute, just a minute.

UNIDENTIFIED MAN: We welcome Roger to Canada. You probably recognize this.

FERNANDO THOMPSON: I think you have something to [inaudible], no?

UNIDENTIFIED MAN: [Inaudible translation.]

UNIDENTIFIED MAN: Thank you very much.